Mail Stop 3561


      July 22, 2005


John Chapple
President, Chief Executive Officer
  and Chairman of the Board
Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington  98033

RE:  	Nextel Partners, Inc.
      Preliminary Schedule 14A; File No. 0-29633
	Filed June 23, 2005

	Definitive additional soliciting materials
	Filed on June 23, July 5, and July 15, 2005

Dear Mr. Chapple:

	We have limited our review of your preliminary Schedule 14A to disclosure related to the exercise of the "put right" described in your certificate and related matters and have the following comments.
Please revise your filings to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Schedule 14A

General

1. Please revise your preliminary merger proxy statement to include material additional information you have set forth in your subsequent proxy statement soliciting materials. For example, include in the appropriate risk factor and in your later fuller discussion of the appraisal process, the number of days that equals the maximum amount of time allotted by your certificate for the determination of fair market value by the three appraisers.

2. In your response letter, elaborate as to why you have filed your preliminary proxy statement at this time. We note that the Sprint-
Nextel Communications merger has not occurred and that your certificate requires, for the put right to be exercisable, twenty percent of your Class A common stockholders first to call a special meeting at which the put right exercise would be considered, and then only after you have sent a notice to the Class A common stockholders of the closing of the merger. Describe to us the extent to which you have received indications from any Class A common stockholders that they will request such a special meeting.

3. We note that there is a significant degree of uncertainty regarding when fair market value will be determinable, how the various factors that comprise that determination will be interpreted, and the delays that may be associated with the appraisal process, so
that it will be difficult for Class A common stockholders to make
a
reasonably informed decision when voting to exercise of the put
right.   Please provide us in your response letter with your
analysis
as to whether you should undertake to recirculate and resolicit stockholder approval when the fair market value is determined or in the event the fair market value is determined to be outside of, for instance, the range of the floor and ceiling challenge prices you estimate on page 32.

4. Tell us in your response letter why your solicitation of votes to exercise the put right or the closing of the Sprint-Nextel
Communications merger are not early steps of a going-private transaction under Exchange Act Rule 13e-3 that require the filing of a Schedule 13e-3.

5. We note that the purchase price may be paid in cash or in stock at the option of Nextel WIP`s. We also note Nextel Communications` statement in its Rule 425 filing filed on July 13, 2005 that, "In the event that Nextel Partners` shareholders exercise the put right and
Nextel`s subsidiary, Nextel WIP Corp., elects to pay the put price in shares of common stock, a registration statement will be filed with the SEC." In your response letter, tell us whether you intend to solicit proxies for approval of the exercise of the put right prior to any filing of a registration statement and, if so, why you believe this is consistent with the federal securities laws.


6. Please present in one place, either in the summary or under the extended discussion of proposal one, a timeline or similar presentation that shows the relationship in time to each other of the events that follow the put right exercise and the maximum amount of time the certificate provides for each event to be completed.
Also
include in the timeline the delay that would result from approving the adjournment of the meeting to solicit votes for the exercise of the put right at a later date.

7. We note your July 5, 2005 soliciting materials that describe your lawsuit seeking injunctive relief against Nextel Communications and
Nextel WIP, pending the outcome of the dispute resolution process under your joint venture agreement over branding and marketing issues. Please continue to update your disclosure to address the impact of the Sprint-Nextel Communications merger, the litigation and dispute resolution process on your operations and the special committee`s recommendation that stockholders approve the exercise of the put right.

Letter to Class A Common Stockholders

8. Please prominently disclose that stockholders will not know at the time they vote on exercising the put right the following:

* the price Nextel WIP will pay for the Class A common stock;
* how long after the vote it will take to determine the fair market value price that Nextel WIP will pay for the Class A common stock;
* whether Nextel WIP will pay in cash or in shares; and,

with respect to the second bullet point, above, please give an indication of how long it may take before the fair market value price is determined and how long it may take before Class A common stockholders receive their payments. In addition, disclose that the procedures for determining the fair market value price are complicated and subject to various interpretations, which may result in widely differing appraisal values. Provide prominent disclosure of these uncertainties throughout the proxy statement, including the questions and answers section and the summary.

9. Please prominently disclose that, once Class A common stockholders approve the exercise of the put right, the appraisal process and purchase of the Class A common stock cannot be reversed or stopped.
Provide prominent disclosure of this fact throughout the proxy statement, including the questions and answers section and the summary.

10. Please delete your statement that the fair market value price includes a control premium, or tell us in your response letter why you have highlighted throughout the proxy statement just one of the many factors that must be taken into consideration in determining the fair market value price.


Questions and Answers About the Meeting and the Proposals, page 1

What matters will I be voting on at the special meeting?, page 1

11. We note your statement that, "If you vote in favor of both Proposal One and Proposal Two, you will be voting to exercise the Put
Right." Yet it appears from the remainder of your disclosure that, even if a holder voted in favor of proposal one and proposal two now, there still would be a need for the second shareholders` meeting to consider approval of the exercise of the put right. Please revise or advise.

If the Put Right is exercised, what will I receive for my Class A common stock?, page 2

12. Please remove the third paragraph of the answer. Limit the answer about Nextel`s option to pay in stock to an explanation of what stock Class A common stockholders could receive.

If the Put Right is exercised, when would the purchase...be completed?, page 3

13. Please revise the answer to this question to give an indication of how long it would be before a Class A common stockholder would receive payment for Class A shares.

Will I have appraisal rights if I dissent from the exercise of the Put Right?, page 3

14. Please clarify here and in the body of the proxy statement that, while stockholders do not have appraisal rights under Delaware law, they do have the right to challenge the fair market value price that results from the appraisal process under the company`s certificate.
In addition, please include a question and answer about whether
Class
A common stockholders or Nextel WIP can challenge the results of the appraisal process.

Summary, page 6

Proposal One:  Exercise of the Put Right, page 7

General

15. Please note here any currently known, significant post-merger relationship issues. We note your disclosure on pages 27 and 28.

Analysis of Nextel Partners` Financial Advisor, page 8

16. Briefly describe the factors and analyses that Morgan Stanley presented to the special committee and what consideration the special committee gave to Morgan Stanley`s reports.

17. Disclose the total fee that Morgan Stanley will receive, and specifically note the amount and percentage of the fee that will be paid only if sale of the Class A common stock through exercise of the put right is consummated. Please consider adding a risk factor to address the contingent nature of the fee structure.

18. Disclose that you have retained Morgan Stanley to provide an appraisal of the fair market value price if the put right is exercised.

Interests of Nextel Partners` Executive Officers and Directors,
page
8
19. Please provide an aggregate dollar amount of the benefits
Nextel
Partners executive officers and directors are expected to receive as a result of their interests in the sale of the Class A common stock pursuant to exercise of the put right. Include the values of equity-based awards that will be accelerated and the benefits under the retention and severance program, as well as any other material interests.

Material United States Federal Income Tax Consequences, page 8

20. We note your statement that "[t]he sale of Class A common stock to Sprint or Nextel Communications for shares may be taxable or may, in the case of the use of shares of Nextel Communications stock, be tax free depending upon the structure." Briefly note the variations in structure that would lead to the sale`s being tax free to Nextel
Partners` holders, and provide a more extended discussion of the same in the section beginning on page 43.

Risk Factors, page 15

General

21. We note your reference in the introductory paragraph and on page
18 to risks described in documents that each of Sprint, Nextel Communications, and you file with the SEC. If you intend to incorporate risk factors by reference, then please follow these guidelines:

?	You must identify the particular document and section of the document that contains the risk factor disclosure that you are incorporating by reference; and
* Your risk factor disclosure must be current.

In the alternative, you may physically include the risk factor disclosure in your document.

22. Please include a risk factor that addresses any significant uncertainty related to the form in which payment of the purchase price will be made, including when the decision as to the form of payment will be made, how often the decision can be changed, and by whom. Also indicate how much time your certificate affords Nextel WIP to pay in the form of listed shares and how this could factor in the amount of shares that would be paid.

We do not know the price per share you will receive..., page 15

23. Please revise the caption to be from the point of view of a Class
A common stockholder. For example, state that stockholders will not know at the time they vote the price per share they will receive if they approve the exercise of the put right. Also disclose that there may be substantial time that passes after the vote before the price is determined in the appraisal process. Indicate in the body of the risk factor the maximum amount of time the certificate allows the appraisal process.

24. We note your statement that "the [fair market value] definition sets forth various other factors for the appraisers to consider, and it is not possible to predict how the appraisers will interpret these provisions, what their positive or negative impact on valuation will be or what weight the appraisers will give to various factors" and your second paragraph under the risk factor caption. Please include a separate risk factor that discusses any significant risk associated with the degree to which the interpretations could vary significantly. For example, it appears that the degree of discretion in interpreting the factors, including the control premium factor, could lead to a wider range between the initial two appraisers` determinations.

The date as of which the fair market value will be determined..., page 16

25. We note your statement that you "cannot provide assurance that the appraisers will not pick a date for this determination that would result in a less favorable determination of fair market value than another potential date." Describe any limits on the appraisers` discretion in picking a date.

The timing of the closing for the sale of Class A common stock...is uncertain, page 16

26. In addition to stating in the caption that the timing is uncertain, disclose that the closing could occur a substantial time after the exercise of the put right.

If the stockholders do not exercise the Put Right, it may be difficult..., page 18

27. Indicate the extent to which you are able to consider alternative transactions, and whether you presently are doing so.

If the holders of Class A common stock do not exercise the Put
Right...merger, page 18

28. We note your statements that, "With the closing of the Sprint-Nextel Communications merger, Nextel Communications may alter materially its own strategic business focus" and that, "Except to the extent our operating agreements with Nextel Communications include rights and obligations, any actions that Nextel Communications may take after that merger are not within our control." Please indicate when your operating agreements with Nextel Communications/Nextel WIP expire.

29. To further assist investors in considering the aspects of your post-merger relationship with Nextel Communications that would be relevant to their exercise decision, please note here the $200 million cap under the operating agreements you mention on page 47 for
"the maximum, cumulative, aggregate cash liability of Nextel Communications and controlled affiliates, other than Nextel WIP, for any and all actual or alleged claims or causes of action arising in connection with any aspect of the agreements governing or otherwise relating to the operating agreements ... subject to adjustments for amounts previously advanced." Also indicate the amounts previously advanced that would constitute the adjustments.

30. Consider discussing in discrete risk factors the material risks that stem from holders` not exercising the put right.

Some of our directors and executive officers have interests...., page
18

31. So that investors might realize in general terms what the interests are, note them here, rather than rely solely on the cross-reference.

The Special Meeting, page 19

Voting and Solicitation, page 19

32. We note that you may solicit proxies by telephone and personal interviews. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Proposal One-Exercise of the Put Right, page 26

Background, page 26

33. Please disclose any material discussions you have had with Nextel
WIP or its affiliates regarding the put right prior to and after the announcement of the Sprint and Nextel Communications merger. Also disclose material statements that Nextel WIP or its affiliates have made with regard to the put right, including interpretations of the appraisal process and valuation.

34. Please discuss in more detail your post-merger relationship with
Nextel Communications. For example, discuss the lawsuit you have filed against Nextel Communications.

The Put Right, page 28

Definition of Nextel Sale, page 28

35. Please include disclosure where you indicate whether you have received the required 20% notice.

Appraisal Process, page 30

36. Please indicate the minimum and maximum cumulative time period that the appraisal process could take from the time the holders vote to exercise the put right. Please similarly do so for the challenge process subsection.

37. Consider providing an example of how the third value would be used in determining the fair market value.

Challenge Process, page 31

38. Describe generally the "estimates and judgments" that were made in developing the estimates of equity call option value.

Closing of the Sale, page 33

39. Please indicate when the parties are obligated to file the materials that lead to the regulators` consideration.

Payment of the Put Price, page 33

40. Clarify the latest date, in relation to the fair market value determination, by which Nextel Communications/Nextel WIP has to pay for the Class A common stock if it elects to pay in cash and considering it may elect to pay in cash even after it had previously elected to pay in shares.

Recommendation of the Special Committee, page 34

41. Considering the extent of the uncertainty at this point in determining the fair market value, please indicate the basis for the special committee`s belief "that the appraisal process, and the definition of fair market value, in each case pursuant to our Certificate, is likely to yield a purchase price that would represent an attractive value for holders of Class A common stock...."  In this
regard, disclose how the special committee believed the following factors would lead to "an attractive value":

* The parameters of the concept of a price paid by a willing buyer to a willing seller in an arm`s-length transaction;
* Unaffected public market stock price;
* The inclusion of a control premium and the exclusion of any minority or illiquidity discount; and
* Any other significant factors that must be considered by the appraisers in determining fair market value.

42. In the third bullet point, disclose what consideration the special committee gave to the report of Morgan Stanley.

43. In the fifth bullet point, describe in more detail the impact that the Sprint-Nextel Communications merger could have on you and how the uncertainty favors recommending a vote to approve the exercise of the put right.

For example, discuss how the material benefits you receive, and the material obligations you have, under the operating agreements would be affected by the Sprint-Nextel Communications merger. We note your disclosure under the risk factor beginning "Any failure to effectively integrate our portion of the Nextel Digital Wireless Network..." on page 31 of your 2004 Form 10-K. For example, you describe that Nextel Communications` network uses iDEN transmission technology, and you do, while Sprint`s network does not. Discuss to what extent the operating agreements currently permit (including by not expressly prohibiting) Sprint-Nextel Communications` integration efforts to create material disadvantages for you, such as impairing your ability to integrate with the Nextel Digital Wireless Network or to continue relying on it, during the remainder of the initial terms of the operating agreements. Are there material changes Nextel Communications plans to make to its operations that, under the terms of the operating agreements you would be required to make, which changes would have a material adverse effect on you?

As another example, we note that, according to disclosure in your 2004 Form 10-K, "Nextel WIP also provides [you] access to certain back office and information systems platforms on an ongoing basis."
To what extent could they be affected by integration following the merger?

44. Please revise the seventh bullet point on page 35 to indicate the time deadline by which the special meeting would have to be held according to the terms of your certificate.

45. Please describe in more detail the risks that the special committee considered rather than relying on a cross-reference to the risk factors section.

46. Disclose whether you have any agreements with members of the special committee or executive officers as to whether they will vote in favor of the proposals. Disclose the total percentage of shares held by these individuals.


Analysis of Financial Advisor, page 36

47. Provide us with a copy of the Morgan Stanley engagement letter and its report to the special committee. In addition, provide us with any materials used to present information to the special committee, such as board books, slides, etc.

48. Describe the review results Morgan Stanley presented to the special committee on April 20, 2005 and the two illustrative transactions Morgan Stanley summarized at the June 22, 2005 meeting.

49. State what the precedent transactions involved, including when they occurred, and why Morgan Stanley chose them. Also indicate why
Morgan Stanley emphasized a control premiums analysis as opposed to other kinds of analyses in advising the special committee.

Effects on Awards Outstanding under Employee Stock Plans, page 43

50. Please expand your discussion on page 44 of how options and restricted stock would be converted; if there is a formula, describe it. Describe how, before determining their votes at the special meeting, stockholders should consider the roles the terms "substantially identical" and "on the same substantive economic terms" in section 5.1(b)(iv) of your certificate play in the determination of the number of shares of common stock into which out-of-the-money and unvested options and restricted stock would be converted.

Where You Can Find More Information, page 52
51. Please revise to include the current address of our public reference room in at 100 F Street, N.E., Washington, DC 20549.

Definitive Additional Soliciting Materials

52. You must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff, with a view toward disclosure. We cite the following examples of statements or assertions in your July 15, 2005 filing that, at a minimum, must be supported in correspondence to us or, at a maximum, require both support sent to us and recharacterization as statements of belief or opinion:

* "We believe our share price performance noted by Nextel takes into account the strong operating performance of our business over time."

* "Since the announcement of the Sprint-Nextel merger, Nextel
Partners has delivered record financial and operating performance in both the 4th quarter of 2004 and the 1st quarter of 2005."

* "We believe that the fact that certain of our trading multiples are higher than those of Nextel as well as many of our competitors takes into account our financial performance, our subscriber metrics, and the fact that our business has been growing faster than most of the other national and rural wireless carriers."

*	*	*	*
	As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-403-2225)
      Stephanie Seligman, Esq.
	Wachtell, Lipton, Rosen & Katz

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Mr. Chapple
Nextel Partners, Inc.
July 22, 2005
Page 3


Mr. Chapple
Nextel Partners, Inc.
July 22, 2005
Page 2